EMPLOYMENT AGREEMENT


This employment agreement is entered into this      day of
, 1998 between First American Capital Corporation ("FACC"), a Kansas Corporation, and Michael N. Fink ("Executive"), Lexington, Kentucky. FACC hereby agrees to employ Executive in the position of Chairman of the Board and Executive hereby agrees to be employed in such position, upon the terms and conditions contained in this agreement and will have the power to contractually bind FACC as provided in FACC'S Articles and Bylaws and as further contained in Corporate Resolutions approved from time-to-time by FACC's Board of Directors.

I.        Governing laws:

This document is governed by the laws of the State of Kansas and any litigation arising from the execution of this document will abide by such laws for resolution.

II.       Services to be provided:

Executive shall perform all duties incident to the position of Chairman of the Board. Executive has the express and implied authority to bind FACC contractually in all areas of corporate operations arising in the ordinary course of business. In addition, the Executive will have the duties and responsibilities as specified in the Articles of Incorporation and By-laws of FACC and any Corporate resolutions approved from time-to-time by FACC's Board of Directors.

III.      Compensation:

The annual base compensation of Executive shall be $72,000 payable monthly and shall be adjusted annually at each employment agreement anniversary for the annual increase in the Consumer Price Index Labor Component as of the month ending prior to each anniversary of this agreement.

Additionally, Executive shall receive incentive compensation which will be the equivalent of four percent (4%) of the monthly first year delivered life insurance premium of the initial product of First Life America Corporation ("FLAC") known generically as the " First America 2000". Delivered premium is defined as the first year life insurance premium of the " FirstAmerica 2000" recorded as revenue by FLAC. Such incentive compensation is to be paid at the end of each month in which such first year premium has been recorded as revenue during the month.








Further, Executive shall receive as monthly incentive renewal compensation one percent (.01)of renewal premium on the life insurance portion of the " First America 2000" (excluding annuity rider premium) recorded as revenue by FLAC. Renewal premium is defined as life insurance premium recorded as revenue by FLAC on policies renewing on first and subsequent policy anniversaries. The renewal incentive compensation shall also be paid at the end of each month in which such renewal premium has been paid by the policy insured, owner or payor.

IV.       Bonus compensation:

The Board of Directors may, at its discretion, grant performance bonuses to Executive based on outstanding performance relating to events such as, but not limited to, acquisitions, establishment of subsidiaries or affiliates, company expansion and corporate profits.

V.        Term:

The term of this employment agreement is for a four year period from its effective date described below. Renewal Incentive Compensation accruing to the Executive on " First America 2000" policies in force at the end of this four year employment agreement period shall be deemed vested and payable to Executive upon the payment of the renewal premium of each "First America 2000" policy in force.

Notwithstanding the foregoing if at anytime two-thirds of the outside members of the Board of Directors vote that the payment of incentive compensation as described in paragraph III above is resulting in material economic detriment to FACC in that unprofitable business is being accepted, Executive agrees to renegotiate the compensation package in good faith. For purposes of this Section, an outside director of the Board of Directors is one who is neither an officer nor employee of FACC who receives compensation directly or indirectly form FACC, other than as a director. No other terms of this Agreement are subject to renegotiation unless this Agreement is modified by written amendment or this Agreement is terminated by either FACC or Executive pursuant to any of paragraphs VIII through XIII.

VI.       Effective date:

The effective date of this agreement will be the date on which FACC's wholly-owned life insurance subsidiary, First Life America Corporation ("FLAC"), commences business. Commencement of business will be the date of the first application for life insurance submitted to FLAC but in no event later than November 1, 1998.





VII.      Other benefits:

FAC shall provide the following additional benefits to Executive:

     *    Annual automobile allowance of $4,800.

     *    $150,000 ten year level term life insurance policy issued at standard
rates at no         cost to Executive. If Such policy is rated special class,
Executive shall have the        option to pay such rated premium over and above
standard premiums for such policy. Beneficiary of such policy to be designated by Executive.

     *    Participation in any Deferred Compensation, Pension,  other retirement
income        programs and stock option plans applicable to executive-level
employees of           FACC, subsidiaries or affiliates as approved by the FACC
Board of Directors.

VIII.          Termination without cause:

This agreement can be terminated by FACC by a two-thirds vote of the FACC Board of Directors, excluding the vote of those executive officers who serve on the Board of Directors. In the event the FACC Board of Directors would vote to terminate this agreement, annual base compensation due and payable shall not be less than eighty- thousand dollars ($80,000) if termination occurs within the first year of this agreement and shall increase by forty-thousand dollars ($40,000) at each of this Agreement's annual anniversaries up to a maximum of two hundred thousand dollars ($200,000). Further, incentive compensation, described above in paragraph III, which is based on renewal premium shall vest and be payable on a monthly basis for as long as renewal premiums continue to be received on policies delivered prior to the date of termination without cause.

Further, in the event of a change in control of FACC which results in the Executive being terminated without cause as described above, the base compensation due and payable shall not be less than two hundred thousand dollars ($200,000) regardless of the agreement year in which such event occurs and renewal incentive compensation as described above shall vest and be payable on a monthly basis for as long as renewal premiums continue to be received on policies delivered prior to the termination date.

IX.       Termination for cause:

The Executive's employment may be terminated for cause upon written notice to the Executive by the FACC Board of Directors specifying the event(s) relied upon for such termination, and said event(s) must evidence serious and willful misconduct with respect to the Executive's duties under this Agreement, including but not limited to conviction of a felony, perpetration of a common law fraud or a legal determination that Executive has breached a duty owned to FACC which has resulted in or is likely to result in material economic damage to FACC. Additionally, with six months written notice, the FACC Board of Directors may terminate this agreement by unanimous vote (excluding the vote of Executive) for flagrant dereliction of duty regarding the responsibilities of the Executive. In the event of a termination for cause, neither base salary nor first year and renewal incentive compensation shall be payable to Executive.

X.        Resignation or retirement:

If Executive resigns or retires during the term of this agreement, the incentive compensation referred to above in paragraph V. shall vest and be payable on a monthly basis for as long as renewal premiums continue to be received on policies delivered prior to resignation or retirement.

XI.       Death:

In the event Executive dies during the term of this agreement, the incentive renewal compensation referred to above in paragraph V. will vest and will be payable on a monthly basis to the spouse of Executive or his heirs. Such death payments will continue for as long as premiums continue to be received on policies delivered prior to the date of death.

XII.      Disability:

In the event Executive becomes totally and permanently disabled as determined by a physician mutually agreed upon between the FACC Board of Directors and Executive, the incentive renewal compensation of one percent (.01) enumerated in Section V. above will vest and be payable on a monthly basis for as long as renewal premiums continue to be received on policies prior to the date of total and permanent disability.

XIII.          Binding Arbitration:

It is agreed by the parties herein that any disputes arising under this agreement shall be submitted to binding arbitration under the rules of the American Arbitration Association.

XIV:      Modification:

Any modification of this agreement or additional obligation assumed by either party in connection with this agreement shall be binding only if evidenced in a written document signed by both parties.

XV.       Successors:

This agreement shall inure to the benefit of and be binding upon the parties to the agreement, their successors and assigns.






XVI.      Partial Invalidity:

The invalidity of any part of this agreement will not and shall not be deemed to affect the validity of any other part. In the event that any provision is held to be invalid, the parties agree that the remaining provisions shall remain in full force and effect as if they had been executed by the parties subsequent to the expungement of the invalid provision.

XVII.          Failure to insist on performance:

Failure at any time to insist on performance of any term or provision of this agreement shall not be deemed a waiver of any right or any other provision of this agreement. A waiver of any right or any other provision of this agreement shall be accomplished only in writing and signed by the parties to this agreement.

XVIII.    Entire agreement:

This agreement shall constitute the entire agreement between the parties. Any understanding or representation of any kind preceding the date of this agreement shall not be binding on either party except as expressly set out herein.

XIX.      Successor company:

FACC shall require any successor or successors (either direct or indirect, by purchase, merger, consolidation, exchange or otherwise) to all or substantially all of the business or assets of FACC as of the date hereof, by agreement in form and substance satisfactory to Executive, to acknowledge expressly that this agreement is binding upon and enforceable against FACC in accordance with the terms hereof, and to become jointly and severally obligated with FACC to perform this agreement in the same manner and to the same extent that FACC would be required to perform if no such succession or successions had taken place. Failure of FACC to obtain such agreement prior to the effectiveness of any such succession shall be a breach of the agreement and shall be deemed a constructive termination at Executive's election.

XX.       Survival:

Notwithstanding the termination of this agreement, FACC's obligations under any of paragraphs VIII through XIII shall survive and remain in full force and effect for the periods therein provided.





XXI.      No mitigation:

Executive shall not be required to mitigate the amount of any payment or benefit provided for in any of Paragraphs VIII through XIII hereof by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this agreement be reduced by any compensation earned by other employment or otherwise.

XXII.          Notification:

Notices of intent to terminate this agreement must be provided in writing to the other party at least ninety (90) days prior to said termination. Notifications required by this agreement shall be made as follows:

     Executive-                         Michael N. Fink 1121 Chetford Drive
Lexington, Ky.  40509

     First American Capital Corporation-          3360 SW Harrison Street
Topeka, Kansas 66611



FIRST ALLIANCE CORPORATION              EXECUTIVE

By:__________________________           By:_____________________
Chairman\Compensation Committee                Michael N. Fink



Date:_________________                  Date:___________________